UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
BOSECO,Inc.

Legal status of issuer

> **Form**
> Corporation
>
> **Jurisdiction of Incorporation/Organization**
> Delaware
>
> **Date of organization**
> July 16, 2021

Physical address of issuer
111 N Market St, Suite 300, San Jose, CA 95113

Website of issuer
https://boseco-world.com/

Name of co-issuer
Boseco I

Legal status of co-issuer

> **Form**
> Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
December 16, 2021

Physical address of co-issuer
4104 24th Street, PMB 8113 , San Francisco , CA 94114

Website of co-issuer
https://wefunder.com/

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$474,037.50	$0.00
Cash & Cash Equivalents	$202065.76	$0.00
Accounts Receivable	$66,855.17	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$40,023.82	$0.00
Cost of Goods Sold	-$14,840.60	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$142,873.60	$0.00


05/08/2023

FORM C-AR

BOSECO,Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by BOSECO,Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://boseco-world.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and

having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 05/08/2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

BOSECO,Inc. (the "Company") is a Delaware Corporation, formed on July 16, 2021.

The Company is located at 111 N Market St, Suite 300, San Jose, CA 95113.

The Company's website is https://boseco-world.com/.

The information available on or through our website is not a part of this Form C-AR.

Boseco I (the "Co-Issuer") is a Delaware Limited Liability Company, formed on December 16, 2021.

The Co-Issuer is located at 4104 24th Street, PMB 8113 , San Francisco , CA 94114 .

The Co-Issuer's website is https://wefunder.com/ .

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Boseco developed a unique service to deliver fresh coffee on demand. Our specialty sourced coffee is coffee shop quality. We use a fleet of proprietary electric tricycles that come equipped with our custom-designed barista machines. Customers can easily order coffee and snacks through our user-friendly mobile app. Afterward, one of our mobile baristas will arrive at the desired location within minutes and brew a fresh cup of coffee on the spot using our ready-made, premium quality capsules. Also we offer high-tech transport electric cargo and passenger bike solutions.

RISK FACTORS

Risks Related to the Company's Business and Industry

A crowdfunding investment involves a substantial degree of risk and is intended and appropriate only for Investors whose sophistication and financial resources are sufficient to enable them to evaluate such an investment and to assume such risks, including the risk of complete loss of their investment.
You should not invest any funds in this offering unless you can afford to lose your entire investment. In evaluating whether to invest in the Company, prospective investors are encouraged to carefully consider the following risk factors, among others. Investors are urged to consult with their own financial, legal and tax advisors before making any decision regarding an investment in the Company. The various risks discussed below are not the only risks associated with an investment in the Company.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.

S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The statements set forth below and elsewhere in this Document regarding the future activity of the Company and opportunities in the markets are forward-looking statements.

The matters discussed in such statements may be affected by a number of events, including general market and economic conditions and the other factors described in

this Memorandum.

Uncertain risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the SAFE should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C.

No public trading market for our securities

Any SAFE purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the securities that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

No market for our stock

There is currently no market for the securities of Boseco Inc. We do not expect that a market will develop at anytime in the foreseeable future. The lack of a market may impair the ability to sell shares at the time investors wish to sell them or at a price considered to be reasonable. In the event that a market develops, we expect that it would be extremely volatile.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of SAFE or SAFE Preferred Stock. In addition, if we need to raise more equity capital from the sale of Pereferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

We cannot assure you that we will be able to achieve or manage growth. If we are unable to achieve or manage our growth, our business could be adversely affected.

We could experience growth over a short period of time, which could put a significant strain on our managerial, operational and financial resources. We must implement and constantly improve our operational and certification processes and hire, train and manage qualified personnel to manage such growth. We have limited resources and may be unable to manage our growth. Our business strategy is based on the assumption that our customer base, geographic coverage and service offerings will increase. If this occurs it will place a significant strain on our managerial, operational, and financial resources. Our development and expansion have placed, and will continue to place a strain on our managerial, operational, and financial resources. Due to fact that we are in our developmental stage, we are unable to assess our ability to grow the business and manage a number of clients. If we fail to develop and maintain our services and processes as we experience our anticipated growth, demand for our services and our revenues could decrease.

Reliance on founders

As a startup organization, the company is still very dependent on its co-founders. The Company's founders may not be able to work on the venture full-time in the event of health, family, or other extenuating circumstances thus slowing the company's progress and potential downturn. The Company's future success depends on the continued services and performances of key management, consultants and advisors, and it currently does not carry key person life insurance. However, the Company plans to secure key person life insurance when such coverage is deemed financially prudent. Also, the Company's future success may further depend on the Company's ability to attract and retain additional key personnel and third party contractual relationships. If the Company is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our business could be adversely affected by the effects of health epidemics, including the recent COVID-19 outbreak,

in regions where we, or third parties on which we rely have distribution centers, concentrations of suppliers and sales and marketing teams or other business operations.

The COVID-19 pandemic could materially affect our operations, as well as the business or operations of our suppliers, contractors, customers and other third parties with whom we conduct business. The effects of the public health directives and orders, may negatively impact our productivity, disrupt our business and delay our timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.

Our prospects must be considered in light of the risks that any new company encounters.
The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

No control over general economic conditions
Boseco's financial success may be sensitive to adverse changes in general economic conditions over which the Company has no control, both in the United States and worldwide, such as recession, inflation, unemployment, and changes in interest rates. Such changing conditions could reduce demand in the marketplace for the Company's products and services. The Company's management believes that its niche products and services, an expanded product line in the future, and what it perceives to be the uniqueness of its offerings may insulate it from reduced demand. Nevertheless, the Company has no control over these changes or events.

Rapidly changing science and customer preference
Boseco's business is susceptible to changing technology, and its services and products are subject to change. Although the Company intends to continue to develop and improve its products and services and, there can be no assurance that funds for such expenditures will be available or that the Company's competition will not develop similar or superior capabilities. While the Company believes that it will be necessary to continue to develop its products and service lines as new processes and techniques are introduced to the markets. Further, the Company intends to continue the development of products and services to be adapted for other industry applications. Although the Company believes its management team excels in product design and services development, no assurance can be given that the products and services can be developed to implementation or that the products and services will achieve commercially viable sales levels.

We are reliant on one main type of service.
All of our current services are variants on one type of service, providing mobile coffee service. Our revenues are therefore dependent upon that market.

Risks related to the Internet may affect the Company's results of operations

There are many risks associated with operations on the Internet that may adversely affect our success. Such risks include, without limitation, the following: our ability to attract or retain clients; our ability to anticipate and adapt to a developing market; changes in laws that may adversely affect our business; our ability to manage effectively rapidly expanding operation, including the amount and timing of capital; expenditures and other costs relating to the expansion of our operations; our inability to maintain and support increased levels of traffic on our Internet web site.

In addition, a number of legislative and regulatory proposals under consideration in the United States may lead to laws or regulations concerning various aspects of the Internet, including, but not limited to, online content, user privacy, taxation, access charges, liability for third-party activities and jurisdiction.

Also, it is uncertain how existing laws will be applied by the judiciary to the Internet. The adoption of new laws or the application of existing laws may increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.

An interruption in or breach of our information systems may result in lost business

A breach of our information systems could result in the misappropriation of proprietary information and cause interruptions in our business. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could expose us to a material risk of loss. In offering certain payment services for some products and services, we could become increasingly reliant on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. Advances in computer capabilities, discoveries in the field of cryptography and other discoveries, events, or developments could lead to a compromise or breach of the algorithms or licensed encryption and authentication technology used to protect such confidential information. We may be required to expend significant capital and resources to protect against the threat of such security, encryption and authentication technology breaches to alleviate problems caused by such breaches. If such a compromise or breach of our technology occurs, it could have a material adverse effect on our business, results of operations and financial condition.

We may never have an operational product or service.

It is possible that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/creditors.

Some of our products are still in prototype phase and might never be operational products.

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the early stage of technology development. Delays or cost overruns in the development of our fuel additive and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

We face significant competition

While Boseco believes its products and services are innovative and unique, and such, when combined with the expertise of its Management Team will set the Company apart, the Company faces competition from others that offer products and services that may be perceived to be similar to those of the Company. Some of the Company's competitors may have longer operating histories, greater brand recognition, larger client bases and significantly greater financial, technical and marketing resources than it does. These advantages may enable the Company's competitors to respond more quickly to new or emerging technologies and changes in customer preferences than the Company. These advantages may also allow the Company's competitors to engage in more extensive research and development, undertake extensive far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential customers, employees and strategic partners than can the Company. Increased competition may result in price reductions, reduced gross margin and loss of market share for the Company. The Company may not be able to compete successfully, and competitive pressures may adversely affect its business, results of operations and financial condition.

Regulatory development

The legal, tax and regulatory environment worldwide for private investments (such as this offering) is evolving, and changes in the regulation may have a material adverse effect on the ability of the Investor to realize profit. This Document cannot address or anticipate every possible current or future regulation that may affect the investment, and the Company's future performance. Such regulations may have a significant impact on operations of the Company, Prospective investors are encouraged to consult their own advisors regarding an investment in the Company.

No protection under securities act

We have not registered the securities under the Securities Act of 1933 or any state securities laws. We may not offer or sell the interests in the Company within the United States to or for the account or benefit of any U.S. person unless the offer or sale would qualify for a registration exemption under the Securities Act and state securities laws. Prospective purchasers are hereby notified that the seller of the notes will be relying on the exemption from the provisions of Section 4a(6) of the Securities Act provided by 503(a) of Regulation Crowdfunding. The interests in the Fund will be subject to restrictions on resale and transfer.

There are restrictions on the resale of securities

The securities being sold pursuant to this Offering are "restricted securities" as that term is defined in Rule 144 under the Act. Additionally, the securities being sold pursuant to this Offering are subject to restrictions on resale imposed by state security laws ("blue sky laws") and rules and regulations promulgated under such blue sky laws. The shares must be purchased for investment and not with a view to or for sale in connection with a distribution of the shares. Accordingly, shares purchased in this offering will be subject to restriction on transfer, a restrictive legend will be imprinted on all certificates (in the event the Company issues certificates). The Company can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to Boseco, Inc., stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations.

Regulatory compliance, changes in regulatory requirements

Many of our proposed and existing products are subject to regulation by the FDA and other governmental or public health agencies. In particular, we are subject to strict governmental controls on the development, manufacture, labeling, distribution and marketing of our products. In addition, we are often required to obtain approval or registration with foreign governments or regulatory bodies before we can import and sell our products in foreign countries.

Projections: forward looking information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Limited operating history

We were incorporated in Delaware in 2021. We have limited revenue to date and have a limited operating history upon which an evaluation of our future success or failure can be made.

If the company cannot raise sufficient funds it will not succeed

The Company is offering Convertible Securities in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Boseco developed a unique service to deliver fresh coffee on demand. Our specialty sourced coffee is coffee shop quality. We use a fleet of proprietary electric tricycles that come equipped with our custom-designed barista machines. Customers can easily order coffee and snacks through our user-friendly mobile app. Afterward, one of our mobile baristas will arrive at the desired location within minutes and brew a fresh cup of coffee on the spot using our ready-made, premium quality capsules. Also we offer high-tech transport electric cargo and passenger bike solutions.

Business Plan - The Company

Our intent is to be profitable in 18 months. Since the date of our financial cover we were able to launch our product on larger scale. We have fully operated 15 of our proprietary built mobile baristas. This led to an increase in sales of coffee and other beverages that we provide. Furthermore, we sold multiple mobile baristas in b2b segment which boosted our revenue even further. Apart from that, we now have a working prototype of our second version of our mobile baristas. We intend to reach a point of profitability in the next 18 months. In terms of funding, we forecast that we would need around $1,000,000 USD in order to achieve this goal. We expect to reach revenues of around $92,000 in the next 3 to 6 months. On the other hand, we forecast that our expenses would be around $120,000. Apart from the funds that we intend to raise through Wefunder, we rely on personal investments from our founders. Through such means we are able to cover our expenses. We are able to cover short term burn during our fundraiser using our cash and cash equivalent reserves. All projections in the above narrative are forward-looking and not guaranteed.

Business Plan - The Co-Issuer

Boseco I (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:

- If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
- Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;

- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Boseco's mobile e-bike coffee shop and transport solutions	Coffeeshing, was developed end-to-end by a team of expert in-house engineers. It is powered by state-of-the-art mechanical and electrical engineering solutions. Our engineers took the concept of a tricycle and re-worked it for maximum performance, efficiency and convenience so that it could function as a reliable and user-friendly mobile coffee shop. Our all-wheel-drive tricycles have ideal weight distribution between the rear and front axles. The tricycle design allows increased maneuverability due to the rear steering wheels and electric drive. Our bikes have a full combined drive while the independent mechanical drive of each of the wheels prevents wheel slip and uneven tire wear. The electric drive of the front wheels and the steering system design, according to Ackermann's	Geographic: Major cities in central and southern Europe or the United States with moderate climate and low snowfall: Places: recreational areas (parks), airports, train stations, pedestrian central streets. Demographic: Gender and age do not matter, our business is so well-designed, easy and convenient that anyone can use it. Whether you are a teenager, homemaker, business shark, mail carrier, driver, or police officer. The only trait required is an "entrepreneurial spirit".

rule, ensures that there is no wheel slip when cornering. Our powerful battery of 20 Ah, 48 V provides at least 25 miles range on a single charge. We intend to increase the battery capacity up to 80 Ah, which will increase the range to 100 miles per single charge. A set of unique 3x20 Ah, 48 V batteries allows the bike to connect to a wide range of equipment such as coffee machines, electric grills, and microwave ovens. The balancing electronic hardware used in the construction allows more than 1000 charge-discharge cycles and high-current devices to be connected without damaging the batteries. We use unique lightweight and durable composite materials for the casings of coffee boxes and Coffeeshing Deluxe cabins. We've also installed a powerful, custom-designed inverter that converts DC current from the battery. Boseco Inc. has also programmed an intuitive mobile app to enhance the experience for both clients and baristas. The app features a modern design and high degree of functionality, with all data located and backed up on secure servers. The app can be used to both order and deliver coffee and allows baristas to easily order additional inventory. All key features needed to both operate the Coffeeshing service successfully and provide excellent service to customers are included in the app. The blends of coffee

	selected by our coffee testers in Belgium originate from 12 different countries around the world. This is why our coffee matches the quality of coffee purchased at high-end coffee shops. Our coffee capsules are biodegradable with zero carbon footprint and are made using compostable PLA.	

We have no new products in development.

We offer our products via our online websites https://coffeeshing.com/, https://boseco-world.com/

Competition

The Company's primary competitors are Ferla Bikes, Koffiefiets, Truebarista.

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and global and scale, including level of presence in key emerging markets.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

The Company's customers are primarily in the consumer, small and medium sized business.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
WIPO127353	Electric bike with built-in coffee shop (Industrial design)		January 16, 2023		United States

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
97158549	INTERNATIONAL CLASS: 030, IDENTIFICATION: Coffee; Coffee capsules containing coffee for brewing; Coffee capsules, filled	BOSECO (stylized and/or with design, MRK19523011555-142626191_._Logo_BOSECO.jpg) The literal element of the mark consists of BOSECO. The color(s) red and white is/are claimed as a feature of the mark. The mark consists of a red rectangle and the stylized wording BOSECO appearing in white.	June 12, 2021		United States

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation with respect health care for our employees, those relating to building and zoning requirements and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 111 N Market St, Suite 300, San Jose, CA 95113

The Company has the following additional addresses:

The Company conducts business in Ukraine.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kostyantyn Yun

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Director, CFO, Secretary, Treasurer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Director, CFO, Secretary, Treasurer

Education

Odessa I.I. Mechnikov National University

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kostyantyn Yun

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Director, CFO, Secretary, Treasurer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Director, CFO, Secretary, Treasurer

Education

Odessa I.I. Mechnikov National University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 6 employees in Ukraine.

Directors of the Co-Issuer

The directors or managers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Co-Issuer

The officers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Co-Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Co-Issuer

The Co-Issuer currently has _____ employees in .

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	4,100,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	200,873
Voting Rights	
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is 0.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	200,873	$200,873	The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these	October 19, 2022	Regulation CF

			proceeds.		

Ownership of the Company

A majority of the Company is owned by a few people. Those people are: Kostyantyn Yun , Kostiantyn Yun , Sergiy Adamyan, Borys Krishtopov, Aleksey Zhmud, Mykhailo Zhmud,, Oleksandr Androsov , Olena Krishtopova, Veronika Okhrimenko-Yun, Galyna Adamyan, Sergiy Yun, and Olha Androsova.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Kostyantyn Yun	54.0%

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities:

The Co-Issuer has the following debt outstanding:

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Ownership of the Co-Issuer

_____

Below the beneficial owners of 20% percent or more of the Co-Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
$41,279	$0.00	$0.00

Operations

We expect to reach revenues of around $92,000 in the next 3 to 6 months. On the other hand, we forecast that our expenses would be around $120,000. We are not currently profitable. Nevertheless, we intend to reach a point of profitability in the next 18 mounts. In terms of funding, we forecast that we would need around $1,000,000 USD in order to achieve this goal. Apart from the funds that we intend to raise through Wefunder, we rely on personal investments from our founders. Through such means we are able to cover our expenses. We are able to cover short term burn during our fundraiser using our cash and cash equivalent reserves.

Unfortunately, a war has started in Ukraine (the country where our main office, team, and all production are located). As a result of the conflict, there has been a significant decrease in income, leading to a severe shortage of funds and cash flow problems. However, we are still continuing to work. We have pivoted the project significantly and are now focusing on testing our idea in Europe, particularly in the UK. We are constantly in negotiations with various large and small companies, and some of them have already expressed interest in our project. We are investing our own funds in the development of the project and will fight for our mutual success.

Liquidity and Capital Resources

On 05/08/2023 the Company conducted an offering pursuant to Regulation CF and raised $200873.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securitiesof the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Loans

Related Person/Entity	Kostyantyn Yun
Relationship to the Company	Director
Total amount of money involved	$320.72
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Loan from Owners

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Companyor the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Kostyantyn Yun
(Signature)

Kostyantyn Yun
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/
(Signature)

(Name)

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Kostyantyn Yun
_____
(Signature)

Kostyantyn Yun
_____
(Name)

CEO, Director, CFO, Secretary, Treasurer
_____
(Title)

05/08/2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer

Boseco Corp.
Balance Sheet
As of December 31, 2022

ASSETS	Boseco Inc.	Boseco Ukraine	Total
Current Assets			
Bank Accounts			
Wells Fargo	0		0
WISE	9763,28		9763,28
Wise clearing from USD	270,73		270,73
Wise EUR Boseco, Inc.	37,53		37,53
Wise USD BOSECO JAR Boseco, Inc.	0		0
Cash (banks Boseco Ukraine)		2942,42	2942,42
Total Bank Accounts	**10071,54**	**2942,42**	**13013,96**
Accounts Receivable			
Accounts Receivable (AR)		66855,17	66855,17
Total Accounts Receivable		**66855,17**	**66855,17**
Other Current Assets			
Inventory Assets	55299,55	44915,58	100215,1
Prepaid Inventory	45352		45352
Capital Investment		8386,98	8386,98
Other Intangible Assets		6803,65	6803,65
Unpaid Capital		225647,14	225647,1
Total Other Current Assets	**100651,55**	**285753,35**	**386404,9**
Total Current Assets	**110723,09**	**355550,94**	**466274**
Non-current Assets			
Fixed Assets		15721,14	15721,14
Depreciation		-7957,65	-7957,65
Total Fixed Assets		**7763,49**	**7763,49**
Total Non-current Assets		**7763,49**	**7763,49**
TOTAL ASSETS	**110723,09**	**363314,43**	**474037,5**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable		11914,59	11914,59
Total Accounts Payable		**11914,59**	**11914,59**
Other Current Liabilities			
Other Current Liabilities		12291,97	12291,97
Loan from Owners	320,72		320,72
Total Other Current Liabilities	**320,72**	**12291,97**	**12612,69**
Total Current Liabilities	**320,72**	**24206,56**	**24527,28**
Total Liabilities	**320,72**	**24206,56**	**24527,28**
EQUITY			
Owners equity		384209,4	
Opening Balance Equity	309,61		309,61
Retained earnings		2849,44	
Owner draws	-270		-270
Owner investments	20000		20000
Paid-In Capital	185285,39		185285,4
Net Income / Loss	-94922,6	-47950,97	-142873,6
Total Equity	**110402,4**	**339107,87**	**449510,3**
TOTAL LIABILITIES AND EQUITY	**110723,12**	**363314,43**	**474037,6**

Boseco Corp.
Profit and Loss
Jan - Dec 2022

	Boseco Inc.	Boseco Ukraine
Sales of goods		33539,7
Other income		1255,18
Cost of goods sold		-14840,6
Other operating expenses		-67905,25
Services / Coffee	6484,12	
Advertising & marketing	-1618,54	
Advertising & marketing:Social media	-3920	
Advertising & marketing:Website ads	-32546,51	
Contract labor	-34000	
Cost of goods sold:Supplies & materials	-2693,99	
General business expenses:Bank charges, commissions & fees	-1274,28	
General business expenses:Dues & subscriptions	-3906,27	
General business expenses:Shipping & Delivery	-5359,68	
Legal & Accounting services:Accounting fees	-4158,19	
Legal & Accounting services:Legal fees	-1683,54	
Office expenses:Software & apps:Computer Software	-10037	
Utilities:Telephone / Internet	-208,75	
Net Income / Loss	**-94922,63**	**-47950,97**

Sum of Data	Column Labels										
	Cr			Cr Total	(blank)					(blank) Total	Grand Total
	(blank)		(blank) Total		Dt		Dt Total	(blank)	(blank) Total		
Row Labels	Boseco Inc.	Boseco Ukraine			Boseco Inc.	Boseco Ukraine		(blank)			
Accounts Payable (A/P)	0	11914,59	11914,59	11914,59							11914,59
Accounts Receivable						66855,17	66855,17			66855,17	66855,17
Advertising & marketing					1618,54		1618,54			1618,54	1618,54
Advertising & marketing:Social media					3920		3920			3920	3920
Advertising & marketing:Website ads					32546,51		32546,51			32546,51	32546,51
Capital investment						8386,98	8386,98			8386,98	8386,98
Cash (banks Boseco Ukraine)						2942,42	2942,42			2942,42	2942,42
Contract labor					34000		34000			34000	34000
Cost of goods sold						14840,6	14840,6			14840,6	14840,6
Cost of goods sold:Supplies & materials					2693,99		2693,99			2693,99	2693,99
Depreciation						-7957,65	-7957,65			-7957,65	-7957,65
Fixed assets						15721,14	15721,14			15721,14	15721,14
General business expenses:Bank charges, commissions & fees					1274,28		1274,28			1274,28	1274,28
General business expenses:Dues & subscriptions					3906,27		3906,27			3906,27	3906,27
General business expenses:Shipping & Delivery					5359,68		5359,68			5359,68	5359,68
Inventory Asset					55299,55	44915,58	100215,13			100215,13	100215,13
Legal & Accounting services:Accounting fees					4158,19		4158,19			4158,19	4158,19
Legal & Accounting services:Legal fees					1683,54		1683,54			1683,54	1683,54
Loan from Owners	320,72		320,72	320,72							320,72
Net income		47950,97	47950,97	47950,97							47950,97
Office expenses:Software & apps:Computer Software					10037		10037			10037	10037
Opening balance equity	309,61		309,61	309,61							309,61
Other current liabilities		12291,97	12291,97	12291,97							12291,97
Other income		1255,18	1255,18	1255,18							1255,18
Other intangible assets						6803,65	6803,65			6803,65	6803,65
Other operating expenses						67905,25	67905,25			67905,25	67905,25
Owner draws					270		270			270	270
Owner investments	20000		20000	20000							20000
Owners equity		384209,4	384209,4	384209,4							384209,4
Paid-In Capital	185285,39		185285,39	185285,39							185285,39
Prepaid Inventory					45352		45352			45352	45352
Retained earnings						45101,53	45101,53			45101,53	45101,53
Sales of goods		33539,7	33539,7	33539,7							33539,7
Services / Coffee	6484,12		6484,12	6484,12							6484,12
Short-term business loans	0		0	0							0
Unpaid capital						225647,14	225647,14			225647,14	225647,14
Utilities:Telephone / Internet					208,75		208,75			208,75	208,75
Wells Fargo					0		0			0	0
WISE					9763,28		9763,28			9763,28	9763,28
Wise clearing from USD					270,73		270,73			270,73	270,73
Wise EUR Boseco, Inc.					37,53		37,53			37,53	37,53
Wise USD BOSECO JAR Boseco, Inc.					0		0			0	0
(blank)											
Grand Total	**212399,84**	**491161,81**	**703561,65**	**703561,65**	**212399,84**	**491161,81**	**703561,65**			**703561,65**	**1407123,3**

Account	Data	Dt	Cr	Class	Company
Wells Fargo	0,00 Dt			Assets	Boseco Inc.
WISE	9 763,28 Dt			Assets	Boseco Inc.
Wise clearing from USD	270,73 Dt			Assets	Boseco Inc.
Wise EUR Boseco, Inc.	37,53 Dt			Assets	Boseco Inc.
Wise USD BOSECO JAR Boseco, Inc.	0,00 Dt			Assets	Boseco Inc.
Inventory Asset	55 299,55 Dt			Assets	Boseco Inc.
Prepaid Inventory	45 352,00 Dt			Assets	Boseco Inc.
Accounts Payable (A/P)	0,00		Cr	Passive	Boseco Inc.
Loan from Owners	320,72		Cr	Passive	Boseco Inc.
Short-term business loans	0,00		Cr	Passive	Boseco Inc.
Opening balance equity	309,61		Cr	Passive	Boseco Inc.
Owner draws	270,00 Dt			Passive	Boseco Inc.
Owner investments	20 000,00		Cr	Passive	Boseco Inc.
Paid-In Capital	185 285,39		Cr	Passive	Boseco Inc.
Services / Coffee	6 484,12		Cr	PL	Boseco Inc.
Cost of goods sold:Supplies & materials	2 693,99 Dt			PL	Boseco Inc.
Advertising & marketing	1 618,54 Dt			PL	Boseco Inc.
Advertising & marketing:Social media	3 920,00 Dt			PL	Boseco Inc.
Advertising & marketing:Website ads	32 546,51 Dt			PL	Boseco Inc.
Contract labor	34 000,00 Dt			PL	Boseco Inc.
General business expenses:Bank charges, commissions & fees	1 274,28 Dt			PL	Boseco Inc.
General business expenses:Dues & subscriptions	3 906,27 Dt			PL	Boseco Inc.
General business expenses:Shipping & Delivery	5 359,68 Dt			PL	Boseco Inc.
Legal & Accounting services:Accounting fees	4 158,19 Dt			PL	Boseco Inc.
Legal & Accounting services:Legal fees	1 683,54 Dt			PL	Boseco Inc.
Office expenses:Software & apps:Computer Software	10 037,00 Dt			PL	Boseco Inc.
Utilities:Telephone / Internet	208,75 Dt			PL	Boseco Inc.
Capital investment	8 386,98	Dt		Assets	Boseco Ukraine
Fixed assets	15 721,14	Dt		Assets	Boseco Ukraine
Depreciation	-7 957,65	Dt		Assets	Boseco Ukraine
Inventory Asset	44 915,58	Dt		Assets	Boseco Ukraine
Accounts Receivable	66 855,17	Dt		Assets	Boseco Ukraine
Cash (banks Boseco Ukraine)	2 942,42	Dt		Assets	Boseco Ukraine
Other intangible assets	6 803,65	Dt		Assets	Boseco Ukraine
Owners equity	384 209,40		Cr	Passive	Boseco Ukraine
Retained earnings	45 101,53	Dt		Passive	Boseco Ukraine
Unpaid capital	225 647,14	Dt		Passive	Boseco Ukraine
Accounts Payable (A/P)	11 914,59		Cr	Passive	Boseco Ukraine
Other current liabilities	12 291,97		Cr	Passive	Boseco Ukraine
Sales of goods	33 539,70		Cr	PL	Boseco Ukraine
Other income	1 255,18		Cr	PL	Boseco Ukraine
Cost of goods sold	14 840,60 Dt			PL	Boseco Ukraine
Other operating expenses	67 905,25 Dt			PL	Boseco Ukraine
Net income	47 950,97		Cr	PL	Boseco Ukraine

BOSECO GROSS ASSETS as of 12/31/2022

Company Name	Assets	Amount, UAH	Amount, USD
Boseco Ukraine			
	Intangible Assets		
	- Cash	107 564,93	2 941,46
	- Accounts Receivables	2 259 706,84	61 793,64
	Tangible Assets		
	- Fixed Assets	590 871,24	16 157,89
	- Inventory	1 798 678,38	49 186,42
FOP Ukraine			
Kostiantyn Yun FOP	Cash	5 255 381,00	143 712,94
Veronica Ohrimenko Yun FOP	Cash	2 026 316,00	55 411,36
Boseco Inc. (USA / UK)			
	Total Assets	4 048 988,39	110 723,09
Total Gross Assets		**16 087 506,78**	**439 926,79**